CarrierEQ, Inc.

207 South Street, #172

Boston, MA 02111

August 20, 2019

Ms. Erin E. Martin

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

CarrierEQ, Inc.

Amendment No. 3 to Form 10-12G

Filed July 8, 2019

File No. 000-56037

Dear Ms. Martin:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), CarrierEQ, Inc. d/b/a Airfox (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated July 22, 2019. Your comments and the Company’s responses are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Company’s Form 10/A filed with the Commission concurrently with this letter.

General

1.

We note your response to comment 2. Please revise your disclosure, including in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Legal Proceedings," to clarify how you expect to calculate the amount of interest due in connection with refunds pursuant to the settlement agreement.

Response: Although we have not made a final decision on the matter, in line with advice from our legal counsel, we expect to calculate interest by using the yield of the 1-year US treasury note which as of 08/16/2019 is 1,86%. Please see the revised disclosure to “Management's Discussion and Analysis of Financial Condition and Results of Operations” on page 49 and “Legal Proceedings” on page 62.

2.

We note your disclosure under the section "Explanatory Note" on page ii of the Form 10 as well as disclosure on your publicly available website, https://airfox.com/tokensett, regarding the Form 10. Your website appears to indicate that the Form 10 is not yet effective. We note, however, that the Form 10 went effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you became subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. Please revise your website accordingly. In addition, we note that you have not yet filed your Form 10-Q for the fiscal period ended March 31, 2019. Please include disclosure in your Form 10, such as in your "Risk Factor" and "Legal Proceedings" sections, regarding your failure to timely file your periodic report.

Response: Please see new risk factor “ As a result of our inability to resolve certain accounting issues, we did not timely file with the SEC our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which puts us in violation of Section 13(a) of the Exchange Act and the Settlement Agreement.” on page 24 and the revised disclosure to “Legal Proceedings” on page 61 and the revised disclosure on our company website at airfox.com/tokensett.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 20, 2019

3.

We note that Section 12 of the Amended and Restated AirToken Terms & Conditions indicates that any claims arising out of this agreement that are not subject to arbitration or small claims court will be resolved in courts located in Boston, Massachusetts. Please revise your Form 10 to clearly and prominently disclose this provision, including whether it applies to claims made under the federal securities laws, describe any risks to investors associated with it and any uncertainty as to such provision's enforceability.

Response: We revised Section 12 of our Amended and Restated AirToken Terms & Conditions. Please see the revised disclosure to “No Rights Commonly Associated with Capital Stock” on page 70, as well as Exhibit 4.4 - Amended and Restated AirToken Terms & Conditions.

Business, page 1

4.

We note your response to comment 3. Please revise to clarify, if true, that the "partnership" you have entered into for the conversion of Brazilian Reals into an Airfox wallet balance relates to the partnership with the two identified payment processing companies and, in turn, those entities provide users with the ability to convert their funds at over 300,000 physical locations as opposed to describing your relationship with such physical locations as additional partnerships. In this regard, the current disclosure implies a type of formal legal arrangement with each location that does not appear to exist based on your other disclosure. Please revise or advise.

Response: Please see the revised disclosure to “Airfox Wallet” on page 2.

Risk Factors

We cannot predict whether the amounts you would receive in the rescission offer would be greater than the market value of the AirTokens., page 41

5.

We note your response to comment 7 and the revisions made on page 68. Please revise this risk factor and also include prominent disclosure in the beginning of your Form 10 that compares the most recent market value per token with the average price paid per token in your ICO. In addition, we note that based on your revisions, it appears that the most recent market value per token is less than the average price paid per token in your ICO. If accurate, please revise the last two sentences of this risk factor to clarify that the amount being paid to an investor in the rescission offer may be more than the most recent market value for the tokens and, thus, there is a risk that investors may not receive any financial benefit by rejecting the rescission offer.

Response: Please see the revised disclosure to the section "Explanatory Note" on page ii of the Form 10 and the revised risk factor renamed “We cannot determine whether the amounts you would receive in the rescission offer would be greater or less than the actual value of the AirTokens, and you may experience financial loss whether you accept or reject the rescission offer.” on page 42.

Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Condition and Managements Plans, page 52

6.

We note your response to comment 8, but we do not see relevant revised disclosure in this section. Therefore, we reissue the comment. We note your disclosure in this section that you may derive funds in the future from "new commercial partnerships in targeted industries (e.g., travel, insurance) to use the Airfox platform as a source of distribution of their products." Please revise to explain how the Airfox platform could be used as a source of distribution for products.

Response: Please see the revised disclosure to “Financial Condition and Management’s Plans” on page 51.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 20, 2019

Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters, page 64

7.

We note your disclosure that you will have a certain amount of shares of common stock eligible for resale following the "[e]ffective [d]ate of this Registration Statement." Please revise this section to more fully describe the conditions associated with Rule 144 and the ability to resell restricted securities. In doing so, please highlight that one of the conditions of Rule 144 is that the issuer provide current public information, such as by complying with the periodic reporting requirements of the Securities Exchange Act of 1934, which you have not done since becoming a public company.

Response: Please see the revised disclosure to “Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters” on page 62.

Description of Registrant's Securities to Be Registered, page 66

8.

We note your response to comment 12. We further note your response to comment 23 where you indicate there is an obligation to perform research and development (“R&D”) services attached to tokens purchased in your ICO. In light of this conclusion, it is unclear how you determined that there would not be a similar obligation attached to tokens issued to promoters. Please address the following:

•

In light of the discussion above, explain to us, and revise your disclosures as necessary, why it’s appropriate to recognize a gain upon your initial accounting recognition versus other accounting alternatives (e.g., liability recognition).

•

Describe to us, and revise your disclosure as necessary, how you determined the fair value of the tokens issued to promoters. Your response should address how your valuation methodology is consistent with the market participant approach described in ASC 820.

•

Alternatively, please explain to us how you determined the fair value of the services provided by promoters.

Response:

In light of the discussion above, explain to us, and revise your disclosures as necessary, why it’s appropriate to recognize a gain upon your initial accounting recognition versus other accounting alternatives (e.g., liability recognition).

The Company has revised its conclusion regarding the timing of the recognition of the gain attributable to the AirTokens issued to vendors for services in connection with the ICO and has now recorded, effective upon issuance on October 10, 2017 (the “ICO Date”) a deferred gain. Please see the revised amounts and disclosures recorded in the Company’s annual and quarterly financial statements

The AirTokens, whether issued to vendors or initial investors in the AirToken Project, provided holders of AirTokens the same rights in the AirToken Project (i.e. AirTokens were originated from the same mint and smart contract).

Therefore, and consistent with the pattern of recognition related to the deferred revenue from initial investors (see the Company’s response to Question 13), the deferred gain will be recognized on a straight-line basis over the estimated development period of the AirToken Project as this represents the best depiction of the measure of progress towards the development of the AirToken Project. The SEC Settlement Agreement (defined below) provided the right for a potential refund solely to the initial investors. As the vendors are not part of the SEC Settlement Agreement (i.e. not subject to a potential refund), the Company will recognize the gain in Other Income beginning after the ICO Date through the estimated development period of the AirToken Project (i.e. April 2020).

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 20, 2019

The Company considered whether the deferred gain should be characterized as deferred revenue (as initial investors are treated) and determined that while the rights and obligations associated with the AirToken are the same as initial investors (the right to utilize the AirToken Project when developed), the gain was derived from establishing a nonfinancial asset that was subsequently expensed in consideration for services provided by the vendors. While the AirToken could represent the right to the vendors to utilize the AirToken Project, when developed, it does not represent an obligation of the Company to develop the AirToken Project that was created when the Company accepted proceeds from the initial investors. Therefore, the Company believes characterizing the gain as Other Income rather than Revenue for the AirTokens issued to vendors represents a better depiction of the transactions for users of the financial statements. Furthermore,  the SEC Settlement Agreements created a distinction between holders of AirTokens (i.e. initial investors and vendors).

Describe to us, and revise your disclosure as necessary, how you determined the fair value of the tokens issued to promoters. Your response should address how your valuation methodology is consistent with the market participant approach described in ASC 820.

Alternatively, please explain to us how you determined the fair value of the services provided by promoters.

The Company considered the guidance at ASC 820-10-35-9, Fair Value Measurement, which sates:

“A reporting entity shall measure the fair value of an asset or a liability using the assumptions that market participants would use in pricing the asset or liability, assuming that market participants act in their economic best interest. In developing those assumptions, a reporting entity need not identify specific market participants. Rather, the reporting entity shall identify characteristics that distinguish market participants generally, considering factors specific to all of the following:

a. The asset or liability

b. The principal (or most advantageous) market for the asset or liability

c. Market participants with whom the reporting entity would enter into a transaction in that market.”

AirTokens totaling 87,858,550 were issued to vendors on the ICO date and are now valued based on the last price paid by investors for an AirToken (i.e. $0.02/AirToken) on October 10, 2017.

In determining which price of the AirToken best represented fair value, the Company considered the guidance in ASC 820-35-9A which states, “Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (that is, an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.” The Company’s market is a principal to principal market (i.e. the Company à Initial Investors) as this is where all of the activity and volume occurred in regard to the AirToken when distributed to vendors. Therefore, using that price (i.e. the last investor transaction) would be acceptable. The Company considered other markets (i.e. Exchange Markets) though as of the date of invoice and payments – they did not exist.

Further, ASC 820-35-10A states, “A fair value measurement of a nonfinancial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use  or by selling it to another market participant that would use the asset in its highest and best use.”

Finally, ASC 820- 35-10E(b) states, “The highest and best use of a nonfinancial asset establishes the valuation premise used to measure the fair value of the asset, as follows:

b. The highest and best use of a nonfinancial asset might provide maximum value to market participants on a standalone basis. If the highest and best use of the asset is to use it on a standalone basis, the fair value of the asset is the price that would be received in a current transaction to sell the asset to market participants that would use the asset on a standalone basis.”

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 20, 2019

The Company determined that the last price paid by the initial investors represented the exit price of the AirToken and the highest and best use of the AirToken for the vendor.

The Company has revised the amount recorded for the value of the AirTokens issued to vendors which were expensed and a related deferred gain recorded in the Company’s annual and quarterly financial statements.

AirToken Management, page 67

9.

We note your response to comment 13, and we reissue the comment in part. We note your disclosure on page 68, stating "Our Company anticipates that the balance and transfer of any such AirTokens would then be maintained by the Internal AIR Ledger." Please revise to clarify how holders of AirTokens may ascertain their current balance and the status of any transfers once the Internal AIR Ledger is operational.

Response: Please see the revised disclosure to “AirToken Management” on page 67.

Potential Exchange of AirTokens, page 69

10.

We note your response to comment 16 and your revised disclosure in this section. Please further revise to clarify how you intend to notify investors of the source from which you have derived the volume weighted average price of the AirTokens as well as any changes in that reference source.

Response: Please see the revised disclosure to “Potential Exchange of AirTokens” on page 68.

AirToken Rewards, page 69

11.

We note your response to comment 15. Please revise to clarify that you converted the rewards balance into Brazilian Reals or advise.

Response: Please see the revised disclosure to “AirToken Rewards” on page 68.

No Rights Commonly Associated with Capital Stock, page 71

12.

We note your response to comment 18 and your revised disclosure in this section and in the Amended and Restated AirToken Terms & Conditions. We note that your disclosure in this section continues to state, "The arbitration provisions are enforceable under both federal and state law." Please explain in detail the basis for your belief that these provisions are enforceable under federal law or remove that portion of the statement. We also note your response to comment 24. Please include disclosure in the Amended and Restated AirToken Terms & Conditions to explicitly note that none of the indemnification provisions, disclaimers, limitations of liability, and releases contained therein constitute waivers of any right under the federal securities laws.

Response: Please see the revised disclosure to “No Rights Commonly Associated with Capital Stock” on page 70 and the revised disclosure in “Exhibit 4.4 - Amended and Restated AirToken Terms & Conditions.”

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 20, 2019

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies Revenue Recognition, page F-9

13.

We note your response to comment 23 that you believe your tokens contain an obligation to provide R&D services in accordance with ASC 730-20. Your response and related disclosures on pages F-9 and F-10 (i.e., where you reference ASC 606) however, seems inconsistent with this conclusion. Please address the following:

•

Confirm that you are using ASC 730-20 (R&D Arrangements) for your accounting treatment and conclusion. Revise your response and disclosures, as necessary, and remove any references to ASC 606 that do not apply.

•

Refer to ASC 730-10-50 and ASC 730-20-50 and ensure to provide the required disclosures. Your disclosure should include, but not be limited to, a discussion of the terms of your research and development arrangement and your obligations thereunder.

•

In addition, please revise your accounting policies to include a discussion of your methodology for recognizing income as R&D services are performed.

Response:

Confirm that you are using ASC 730-20 (R&D Arrangements) for your accounting treatment and conclusion. Revise your response and disclosures, as necessary, and remove any references to ASC 606 that do not apply.

The Company confirms the utilization of the guidance in ASC 730-20, Research and Development – Research and Development Arrangements (“ASC 730-20”) for the accounting treatment related to monies received from investors in the AirToken project.

The Company has concluded that the technological feasibility of the AirToken Project had not been achieved at the ICO date, the arrangement does not represent a financing arrangement pursuant to ASC 730-20 and as the Company believed it had an obligation to utilize the proceeds from the ICO towards the development of the AirToken Project the arrangement should be accounted for as an arrangement to provide software development services in accordance with ASC 730-20. As further detailed below, the Company recognized the proceeds received from the ICO as deferred revenue at December 31, 2017 and will recognize the revenue on a straight-line basis beginning in the period that it is able to reasonably estimate the amount that will be refunded under the Recession Offer.

The Company has considered the guidance in ASC 730-20-25-4, 730-20-25-5 and 730-20-25-6 and determined that the financial risk had been transferred to the funding party (i.e. the initial investors in the AirToken Project) as the proceeds received during the ICO were non-refundable per the terms of the Amended and Restated AirFox Airtoken Creation Event Terms & Conditions. In addition, the Company does not have any guarantees or commitments to repay the funds provided by the initial investors, the initial investors did not receive any interest in the AirToken Project, and the initial investors do not receive debt or equity securities upon completion of the development of the AirToken Project. Further, the Company had not indicated an intent to repay funds to the initial investors prior to the Settlement Agreement. Finally, the Company determined that there are no related party relationships and, as previously noted, the entity had not yet completed the AirToken Project at the time of the ICO.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 20, 2019

With the determination that the proceeds received from the ICO of $15.4 million did not represent a financing arrangement pursuant to ASC 730-20, the Company determined that the proceeds from the ICO should be recognized as the services towards developing the AirToken Project are performed over the estimated development period. The Company is fulfilling an obligation to develop the AirToken Project as set forth in the AirToken Whitepaper in effect as of the 2017 ICO which consisted of three elements – a digital wallet, credit scoring and peer-to-peer lending and an expected development period of up to 30 months (i.e. April 2020).

As the arrangement is considered a research development arrangement in accordance with ASC 730-20, the Company would expense costs of development in accordance with ASC 350-40-15-7(b) 2 as the software is being used in a research and development arrangement.

Additional Information Related to Revenue Recognition

The Company evaluated whether the Settlement Agreement and the requirement to provide the initial investors refunds represented a loss contingency that should be considered as a subsequent event.

Background

On November 16, 2018, the Company entered into a settlement agreement with the SEC (the “SEC Settlement Agreement”) related to the determination by the SEC that AirTokens were “securities.” The Company had entered into a similar settlement agreement with the Commonwealth of Massachusetts on November 2, 2018 (collectively, the “Settlement Agreements”). The Settlement Agreements represented the culmination of subpoenas, discussions and negotiations dating back to December 2017.

In conjunction with the Settlement Agreements, parties who obtained AirTokens from the Company on or before October 5, 2017 (the “Potential AirToken Claimants”or “PAC’s”) are entitled to a refund in the amount of consideration paid, plus interest, less the amount of any income received thereon. The Company must distribute, by electronic means, claim forms to the Potential AirToken Claimants within 60 days of the filing (the “Rescission Offer”) of the Company’s registration statement on Form 10 or the date that the Form 10 becomes effective, whichever is sooner. The Potential AirToken Claimants must submit claims forms within three months of this date (the “Claim Form Deadline”). The Company must settle all valid claims within three months of the Claim Form Deadline. Any amounts refunded will be paid in cash.

Consideration of the Settlement Agreement

The Company considered the guidance in ASC 730-25-3 which states, “If the entity is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development, the entity shall estimate and recognize that liability. This requirement applies whether the entity may settle the liability by paying cash, by issuing securities, or by some other means.”

The financial statements represent the first time the Company has completed and issued financial statements. Substantially all of the issues addressed in connection with preparing the financial statements were completed in January – March 2019 requiring the application of hindsight (i.e. when should items have been recorded). Given the benefit of hindsight, at the quarter ended December 2017 the terms of the Settlement Agreements were considered enforceable (at the time the Company was preparing the quarter ended December 2017 financial statements) and therefore the Company did not recognize any revenue, and will not recognize revenue from the arrangement until the refund liability can be reasonably estimated in accordance with ASC 730-25-3. The Company believes this approach is consistent with ASC 855-10-25-1 which states, “An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.”

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 20, 2019

The ultimate amount of the refund to be paid in accordance with the framework established by the Settlement Agreements are subject to numerous factors including, the number of PAC’s that submit claim forms, the timing of when the claims forms are distributed (which they have not yet been more than a year after the Settlement Agreement ) and submitted, the refunds pursuant to the Settlement Agreement represent a unique transaction with no history to leverage in making an estimate and the range of potential refund amounts could vary significantly.

Issue – When and how should the Deferred Revenue be recognized?

Beginning at quarter end December 31, 2017, the Company will report Deferred Revenue of $15.4 million, until the amount of refunds to PACs are able to be reasonably estimated. Upon determination the amount of refund claims in accordance with the Rescission Offer, the Company will recognize revenue over the remaining development period.

Since ASC 730-20 does not provide a recognition model to follow to determine the manner in which revenue for the software development services provided would be recognized, the Company considered whether an output method or an input method (as defined in ASC 606-10-55-16) would best depict the measure of progress towards the development of the AirToken Project.

The AirToken Project consists of an ecosystem of multiple applications, including a digital wallet, an alternative (credit) scoring and lending application (peer-to-peer). Because these applications are being developed at different times and the applications may (or may not)  be of use  to different AirToken holders, the use  of an output  method  would not be reflective of depicting the value of the services transferred relative to the remaining services promised.

The Company considered ASC 606-10-55-20, which states; “Input methods recognize revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation (for example, resources consumed, labor hours expended, costs incurred, time elapsed, or machine hours used) relative to the total expected inputs to the satisfaction of that performance obligation. If the entity’s efforts or inputs are expended evenly throughout the performance period, it may be appropriate for the entity to recognize revenue on a straight-line basis.”

As such, the Company will recognize revenue over the estimated software development period on a straight-line basis, beginning in the period that the Company is able to reasonably estimate the amount that will be refunded under the terms of the Rescission Offer.

Refer to ASC 730-10-50 and ASC 730-20-50 and ensure to provide the required disclosures. Your disclosure should include, but not be limited to, a discussion of the terms of your research and development arrangement and your obligations thereunder.

In addition, please revise your accounting policies to include a discussion of your methodology for recognizing income as R&D services are performed.

Please see the revised disclosures for Revenue Recognition in Note 3 Summary of Significant Accounting Policies in our annual and quarterly financial statements.

Sincerely,

/s/Victor Santos

Victor Santos,

Chief Executive Officer,

CarrierEQ, Inc.

cc:

David M. Bovi, Esq.

J. Gray Sasser, Esq.